Exhibit 21

Omega Protein Corporation owns 100% of the common stock of:

•	Protein Finance Company, a Delaware corporation

•	Omega International Distribution Company, a Delaware corporation (formerly named Omega Net, Inc.)

•	Omega Shipyard, Inc., a Delaware corporation

•	Protein Industries, Inc., a Delaware corporation

•	Zapata Inversiones Chile, a Chilean corporation (inactive)

•	Omega Protein, Inc., a Virginia corporation

•	Owns 1% of the equity of Omega Protein Mexico S. de R. L. de C.V., a Mexican corporation (“Omega Protein Mexico”)

•	Omega International Marketing Company, a Delaware corporation

•	Owns 99% of the equity of Omega Protein Mexico